

October 26, 2010

Ido Schechter, Chief Executive Officer
Top Image Systems Ltd.
2 Ben Gurion St.
Ramat Gan
Israel 52573

> **Re:** **Top Image Systems Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 23, 2010**
> **File No. 001-14552**

Dear Mr. Schechter:

We have reviewed your letter dated October 12, 2010 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 28, 2010.

Item 16F. Change in Registrant's Certifying Accountants, page 73

1. We note your response to prior comment 2. Please note that Item 16F(a)(1)(iv) and (v) of Form 20-F requires that the disclosure address the two most recent fiscal years and any subsequent interim period preceding the date the former accountants declined to stand for re-election. Please amend your Form 20-F to revise your disclosure to address the six months ended December 31, 2007, fiscal year ended December 31, 2008 and the subsequent interim period from January 1, 2009 through April 21, 2009.

2. We note your response to prior comment 3. Please note that Item 16F(a)(2) of Form 20-F requires that the disclosure address the two most recent fiscal years and any subsequent interim period prior to engaging the new accountant. Please amend your Form 20-F to revise your disclosure to address the six months ended December 31, 2007, fiscal year ended December 31, 2008 and the subsequent interim period from January 1, 2009

through November 26, 2009.

3.   To the extent that you make changes to your disclosures to comply with our comments, please obtain and file an updated letter from the former accountants stating whether the accountant agrees with the statements made in your revised disclosures.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief